

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

07023049

12 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re :   Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 11 April 2007, Re: Dealings by Principal Officer Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay -   The Bank of New York
                          ADR Department
                          101 Barclay St., 22nd Floor
                          New York
                          NY 10286

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL


Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	.
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● Announcement ○ Reply to query

* Subject :

Dealings by Principal Officer Outside Closed Period

* <u>Contents :-</u>

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Table 1

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Yasmin Weili Tan Binti Abdullah	11.04.2007	1.55	5,000	0.0007

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

1 1 APR 2007

END

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